Exhibit 99.2

Avianca Holdings S.A.

EARNINGS DISTRIBUTION PROPOSAL

Avianca Holdings S.A. Board of Directors unanimously approved the following earnings distribution proposal for the year ended December 2013, which will be submitted to the consideration of the Ordinary General Assembly of Shareholders convened on March 25, 2014:

•	Proposal for the distribution to preferred stockholders (including ADS holders) of a dividend amounting to seventy five Colombian Pesos (COP$75) per each share

•	Proposal for the distribution to ordinary stockholders of an ordinary dividend amounting to four cents of United States Dollars (USD$0.04) per stock (COP$75 converted at the effective exchange rate as of February 28, 2014).

Declared dividends will be paid in a single payment no later than April 25, 2014.

For any further information you may contact

Investor Relations Director

Andrés Felipe Ruiz V.

Telephone: 571-5877700 Ext: 2474

E-mail: andres.ruiz@avianca.com

Director of Communications and Corporate Affairs

Gilma Usuga

Telephone: 571-5877700 Ext: 2246

E-mail: gilma.usuga@avianca.com